PMU News Release #10-11 TSX: PMU OTCQX: PFRMF September 13, 2010

Pacific Rim Mining Announces Fiscal 2011 First Quarter Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the three months ended July 31, 2010. Details of the Company’s financial results are provided in its interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company recently announced its signing of a binding letter of intent to acquire and explore the Remance gold project in Panama. Pacific Rim also owns several grassroots gold projects in El Salvador and continues to seek additional assets elsewhere in the Americas that fit its focus. Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the Over the Counter QX (“OTCQX”) market in the US under the symbol PFRMF.

While Pacific Rim’s most advanced asset, the El Dorado gold project, is in El Salvador and the Company focused virtually all of its exploration efforts in that country since 2002, it ceased all efforts to advance its El Salvador projects including El Dorado in 2008 as a result of the Government of El Salvador’s passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of a legal dispute under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”). The Company’s business plans and management talent lie in gold exploration and after commencing the CAFTA action management focused its efforts on the acquisition of a new project of merit. With the Company’s recent signing of a binding letter of intent to acquire the Remance gold project in Panama, a highly prospective epithermal gold target with historic production, it will during fiscal 2011 return to a focus on exploration and project advancement.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S., Salvadoran and Panamanian subsidiaries, Pac Rim Cayman LLC (“PacRim”), Pacific Rim El Salvador, S.A. de C.V. (“PRES”), Dorado Exploraciones, S.A. de C.V. (“DOREX”), and Minera Verde, S.A. (“Minera Verde”) inclusive.

Results of Operations
For the three month period ended July 31, 2010, Pacific Rim recorded a loss for the period after discontinued operations of $(1.2) million or $(0.01) per share, compared to a loss of $(0.9) million or $(0.01) per share for the three month period ended July 31, 2009. This increase in net loss, despite a reduction in exploration expenses, is primarily a result of increased costs related to PacRim’s CAFTA action, and a gain on the sale of bullion during Q1 2010 for which there was no comparable item during Q1 2011.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

Expenses
Exploration expenses were $0.2 million lower in Q1 2011 than in Q1 2010 ($0.2 million and $0.4 million respectively), owing primarily to ongoing reductions in exploration activity in El Salvador. General and administrative expenses were $0.3 million during each of Q1 2011 and Q1 2010. An additional $0.7 million was attributed to CAFTA-related expenses during Q1 2011 compared to $0.4 million during the same period a year earlier, reflecting costs related to the submission and presentation of arguments related to the Preliminary Objection.

During Q1 2010 the Company realized a gain on the sale of bullion of $0.2 million for which there was no comparable item in Q1 2011. The gain represents the difference between the consideration received for gold and silver when it was sold and its book value, which is based on the gold price on the date the bullion was received.

Unusual Items
There were no unusual items in either of Q1 2011 or Q1 2010.

Summary
Despite lower exploration costs period over period, as a result of increased CAFTA-related costs and the absence of a gain on the sale of bullion during the current quarter, the Company’s net loss for Q1 2011 of $(1.2) million or $(0.01) per share was $0.3 million higher than that for Q1 2010 ($(0.9) million or $(0.01) per share).

Liquidity and Capital Resources

Cash
During Q1 2011 the Company’s cash and cash equivalents decreased by $0.7 million from $1.3 million at April 30, 2010 to $0.6 million at July 31, 2010. As a result, current assets were $0.7 million at July 31, 2010 compared to $1.4 million at April 30, 2010, a decrease of $0.7 million. This decrease in cash and cash equivalents is due to expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action.

The Company will require additional funding to continue its El Salvador property maintenance and commitments, fund exploration at the Remance project, for administrative purposes and CAFTA arbitration. The legal costs for CAFTA are significant. The Company believes it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained.

Working Capital
At July 31, 2010, the book value of the Company’s current assets stood at $0.7 million, compared to $1.4 million at April 30, 2010, a reduction of $0.7 million. The decrease in current assets is primarily a result of expenditures of cash on exploration, general and administrative and CAFTA-related expenses. Property, plant and equipment balances at July 31, 2010 were unchanged from the April 30, 2010 balance ($5.5 million). As a result, the Company’s total assets at July 31, 2010 were $6.2 million compared to $6.9 million at the end of fiscal 2010.

At April 30, 2010 the Company had current liabilities of $2.0 million compared to $1.6 million at April 30, 2010. The increase in current liabilities during Q1 2010 is due to a $0.4 million increase in accounts payable and accrued liabilities of which $1.5 million (as of July 31, 2010) is due to one vendor associated with PacRim’s CAFTA action. Future income tax liability, related to PacRim’s investment in El Salvador, did not change between April 30, 2010 and July 31, 2010, and is currently valued at $1.0 million. Currently, Pacific Rim has no long-term debt.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

The $0.7 million decrease in current assets combined with the $0.4 million increase in current liabilities, resulted in a $1.1 million reduction in working capital from $(0.2) million at April 30, 2010 to $(1.3) million at July 31, 2010.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to fund ongoing exploration and administration expenses as well as its costs under CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

[The foregoing paragraph contains forward-looking statements regarding the requirement for financing and the use of funds that may be raised. See Forward-Looking Information.]

The Company intends to proceed with its acquisition of the Remance Project by signing a Formal Agreement as soon as practicable. Once the Formal Agreement is signed, the Company intends to conduct a low-cost preliminary exploration program and apply for a drilling permit for the project, following the receipt of which the Company intends to conduct a minimum 10,000 metre drill program at Remance as per the terms of the binding letter of intent.

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2011 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to continue its project generation initiatives outside of El Salvador, during the coming year, which may involve low cost field work and technical and legal due diligence on prospects it may seek to stake, or established projects it may seek to acquire that fit its exploration focus.

The Company anticipates that its exploration plans as outlined above will cost approximately $1.0 million. The Company requires financing during the remainder of fiscal 2011 in order to fund its exploration programs.

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake in fiscal 2011. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during the coming year. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels during the remainder of fiscal 2011, and are dependant on the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.5 million related to the CAFTA action, which is primarily responsible for the Company’s current working capital deficit. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position. The Company will also seek financing during the coming year to remediate its working capital deficit, for general working capital expenses and to finance its exploration programs.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses for fiscal 2011 and the requirement for additional financing to fund legal costs and/or future general working capital expenses. See Forward-Looking Information.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. As at July 31, 2010, the Company has a current working capital deficit of $1.3 million, has incurred losses since inception and has an accumulated deficit of $87.3 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to support ongoing exploration and administration expenses as well as its costs under PacRim’s CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Additional financing will require, but may not be limited to, the issuance of additional equity.

On November 12, 2009 the Company announced it received notice from the NYSE Amex Equities (“NYSE Amex”) that, based on its review of the Company’s fiscal 2010 first quarter results, the Company was not in compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. In order to maintain listing of its common shares on the NYSE Amex, the Company was required to submit a Compliance Plan (the “Plan”) to NYSE Amex addressing how it intends to regain compliance with Section 1003(a)(iii) by May 11, 2011, which plan was submitted on December 11, 2009.

On August 19, 2010 the Company filed a notification with NYSE Amex to voluntarily delist its common shares from the exchange. The Company’s common shares will continue to trade on the Toronto Stock Exchange (“TSX”) and once delisted from NYSE Amex, will automatically trade on the Over the Counter Bulletin Board in the US. As the Company remains a Securities and Exchange Commission (“SEC”) registrant, it is concurrently commencing a listing application for the Over the Counter QX (“OTCQX”) platform, a more rigorous OTC trading platform option available to SEC-registered issuers.

The Company’s Plan included several key milestones, the most critical of which was to improve shareholders’ equity through a financing based on one or more of receipt of the El Dorado permit, resolution of the CAFTA action or the acquisition and exploration of a new project. The mid-plan milestone of increasing shareholders’ equity to a minimum of $6.0 million was not met and as a result the Company believes it had not met the terms of its Plan. Furthermore, the Company was not able to ascertain with confidence whether it would be in a position to regain full compliance with the NYSE Company Guide by the end of the Plan period (May 2011) as the majority of the factors on which ongoing compliance would be predicated are outside of the Company’s control.

While the forthcoming acquisition of the new Remance project was recently announced, the level of financing, on that basis alone, required to regain compliance with NYSE Amex’s Company Guide would, in the opinion of management, be onerous and dilutive to existing shareholders. Rather, the Company believes its financing requirements should be based on its exploration objectives and value objectives rather than the objective of the NYSE Amex. Lastly, as the Company has greatly reduced its level of business activity at a time when listing costs and standards continue to escalate, management was of the belief that ongoing listing on NYSE Amex is not currently practicable.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

Concurrent with the NYSE Amex delisting process, the Company applied for and was successful in obtaining a listing on the Over the Counter QX (“OTCQX’) platform, and began trading on that platform on September 9, 2010 under the symbol PFRMF.

Outlook
The Company intends to proceed with the signing of a Formal Agreement on the Remance project, following which it intends to commence a low-cost preliminary exploration program leading to a minimum 10,000 metre drilling program during fiscal 2011. The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains confident that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company believes the principal risk is its ability to fund the ongoing CAFTA action to a just conclusion and its ability to fund its exploration plans and ongoing general and administrative expenses. The Company anticipates expending approximately $1.0 million on exploration-related expenses during fiscal 2011, primarily on the Remance exploration program as outlined above and on low-cost exploration work required to keep all of its El Salvador projects in good standing. The Company will require financing during fiscal 2011 in order to fund its exploration programs.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2011, its expectation of settling the El Dorado permit impasse, and its anticipated requirements for additional funding. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2011. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels as during fiscal 2011, and are dependant on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the CAFTA action and/or for general working capital expenses and/or future expenses related to the CAFTA action.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses during fiscal 2011, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. See Forward-Looking Information.]

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Notwithstanding these diplomatic efforts, until resolved, PacRim’s CAFTA action is expected to proceed during fiscal 2011. During fiscal 2011, the CAFTA action will focus on the GOES’s Jurisdiction Objection, with hearings scheduled for March 2011. The Company may seek traditional or alternative financing arrangements during fiscal 2011 specifically ear-marked for legal expenses.

[The foregoing paragraph contains forward-looking statements regarding the expectation of ongoing legal undertakings. See Forward-Looking Information]

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the Company’s requirement for financing and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s plans for fiscal 2011 may not be carried out as planned and its ability to continue its business may be at risk.
  the scope of exploration and generative work programs management intends to undertake during fiscal 2011. These expectations are based on various assumptions including but not limited to: the Company and/or its subsidiary’s signing of a Formal Agreement to acquire the Remance project; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the availability of sufficient working capital and access to financing; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2011 may not occur as planned.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made in El Salvador. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on not only the PRES’s receipt of the El Dorado permit but also the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans for fiscal 2011 may not occur as planned.
  the Company’s exploration plans and anticipated costs fiscal 2011. The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  anticipated general and administrative, and legal expenses and the requirement for additional financing to fund these legal costs and general working capital expenses. These statements are based on management’s assumption the CAFTA action will continue through fiscal 2011 and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2009 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2009 and in the Company’s Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives and conducted due diligence geological investigations and confirmatory sampling at the Remance Project . Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com